MAIL STOP 3561

September 30, 2005

Mr. Herbert A. Granath
Chairman
Media & Entertainment Holdings, Inc.
4429 Edmondson Avenue
Dallas, TX 75205

      Re: Media & Entertainment Holdings, Inc.
              Registration Statement on Form S-1
              Filed September 9, 2005
              File No. 333-128218

Dear Mr. Granath:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

2. We note your disclosure concerning the ability of the company to enter into multiple combination transactions while still meeting the 80% of net assets test. Please provide additional disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

3. Tell us the factors you considered in determining to value this offering at $90,000,000 and offer the units at $6.00 per unit. What factors did you consider when determining that you might need $82,271,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established on July 8, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Media & Entertainment Holdings, Inc. Given management's extensive and high-level experience in the entertainment, media and communications industries as senior executives, business consultants and/or entrepreneurs, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

4. We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.

5. Reference is made to Note 5 to the financial statements. Given the contingent nature of the legal fee, please include the disclosure required by Item 509 of

Regulation S-K.

Prospectus Summary, page 1

6. Please explain "high volume brand" as used in the first paragraph on page two.

7. Clarify that the "Current Report on Form 8-K" will be filed with the Securities & Exchange Commission and whether it will be distributed to unit holders.

8. Explain the reference to "management directors" on page 6.

9. Briefly discuss the "certain limited exceptions" pursuant to which the existing stockholder shares will be released from escrow prior to the 12-month period provided for in the agreement. Briefly discuss the type of post-initial transaction that would result in all of your stockholders having the right to exchange their shares, thereby releasing the shares from escrow.

10. We note that the existing shareholders have agreed to waive their conversion rights with respect to all shares owned by them. Please clarify that this waiver applies to shares owned both before this offering as well as to shares purchased during and after this offering. Please also advise where this voting agreement is set forth.

Risk Factors, page 9

11. Please state in risk factor two the amount per share that public stockholders will receive if you are forced to liquidate before a business combination.

12. Clearly disclose in risk factor 5 or elsewhere in the prospectus the "certain circumstances" where the named individuals will be personally liable to ensure funds in trust are not reduced by vendor and other claims.

13. Please specifically name those members of management and other key personnel that you expect to remain with the company following a business combination in risk factor nine. Discuss the potential conflicts of interest that may result. Revise disclosure in the conflicts of interest section on page 40.

14. Clarify in the subheading to risk factor 14 that your officers and directors "will" allocate their time to other businesses.

15. Please avoid the generic conclusion you reach in several of your risk factor narratives and subheadings that the risk could "adversely affect," "adversely impact," "negatively impact," have an "adverse effect," etc. on your business,

financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected. See, for example, risk factors 9, 11, 12, 14, 19, 27, 30, 31, 34, and 37.

16. Risk factors 12**,** 18, 24 and 25 are generic and apply to most companies. Either delete them or substantially revise them to reflect the particular and specific risks posed to your company and investors in this offering.

Use of Proceeds, page 20

17. You appear to have allocated proceeds not held in trust to due diligence in three separate line items: the first, the second and the sixth (reserves). Either this allocation is duplicative or the disclosure does not adequately discuss the specific due diligence undertakings contemplated. Please advise or revise.

18. We note that you have allocated from the use of proceeds not held in trust a $20,000 payment to your independent director. We also note disclosure on page 22, and elsewhere, that no compensation of any kind will be paid to your existing stockholders, officers or directors. Please reconcile this disclosure throughout.

19. You disclose in a footnote that the use of net proceeds not held in trust are estimates only and that actual expenditures may differ substantially. Please note that while you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

Capitalization, page 24

20. Please provide disclosure of subsequent events including the company's $20,000 advance on September 3, 2005 that will be repaid from the offering proceeds. See Note 8 to the financial statements.

Proposed Business, page 27

21. We note that potential business candidates may be brought to your attention from various unaffiliated sources. Clarify whether any unaffiliated sources have to date brought to your attention potential target businesses.

Management, page 37

22. Please disclose the dates Mr. Granath was employed or served on the board for each entity named.

23. Please provide the dates Mr. Seslowsky has been associated with Transmedia Corporation. Please disclose Mr. Seslowsky's business experience from 2002 to August 2005.

24. Please disclose Mr. Clauser's business experience from 1991-1993. Provide the dates he served as a board member for the various entities and organizations named.

25. Provide the dates Mr. Maggin served as a board member for the various entities named.

Principal Stockholders, page 41

26. Please clarify that Messrs. Granath, Seslowsky, Clauser and Maggin "are" considered to be your promoters.

Certain Transactions, page 41

27. We note reference to Rule 462(b). Prior to going effective, supplementally confirm that you have no intention of increasing the offering size.

28. We note that options to acquire 100,000 shares were issued to Mr. Weden for services. Elaborate on the nature of these services and disclose the monetary value of the options. Provide Item 701 disclosure in Part II.

Underwriting, page 48

29. Tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

30. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their

website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

31. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

32. In view of the information in the 33rd risk factor, the disclosure requirements of Item 508(b) of Regulation S-K may apply. Please include or advise.

33. Section 6.2 of the underwriting agreement appears to allow less than all of the shares to be offered in the event of a default by an underwriter of more than 10%. The agreement gives the right, but not the obligation, to terminate the agreement. Please explain how the proposed offering may still be considered a firm commitment in light of the language in the underwriting agreement. Please revise the agreement or the prospectus.

Financial Statements

Financial Statements, page F-1

34. Your attention is directed to section 210.3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures in case of unusual delay.

Exhibit 23.1

35. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Alan I. Annex., Esq.
        Herbert H. Cohen, Esq.
        Fax: (212) 801-6400